[LETTERHEAD OF THE COCA-COLA COMPANY]

October 22, 2008

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:         The Coca-Cola Company
Form 10-K for Fiscal Year Ended December 31, 2007
Schedule 14A filed March 3, 2008
File No. 1-02217

Dear Mr. Reynolds:

               This letter follows up our most recent letter dated August 15, 2008 and our October 10, 2008 telephone conference with you and the staff regarding the comment set forth in your letter of May 6, 2008 concerning the Form 10-K for the fiscal year ended December 31, 2007 of The Coca-Cola Company (the “Company”) and the Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on March 3, 2008.  During the conference call, we all agreed that it would be helpful for the Company to provide supplemental written information to the staff regarding a number of issues relating to the Company’s annual Performance Incentive Plan (the “Plan”).

Since that conference call, a number of the Company’s key resources who are critical to the preparation of this information have been allocated to the preparation and review of our disclosures for the Company’s third quarter earnings release and quarterly report on Form 10-Q.  Accordingly, the Company hereby respectfully requests an extension to October 31, 2008 to provide the staff with our supplemental written response regarding the Plan.

Please direct any questions or comments concerning this letter to me at 404-676-5622.

Sincerely,

/s/ Carol Crofoot Hayes

Carol Crofoot Hayes
Associate General Counsel and Secretary

cc:           E. Neville Isdell, Chairman of the Board
Muhtar Kent, President and Chief Executive Officer